SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 May 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 23 May 2025
           re: Director/PDMR Shareholding

23 May 2025

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Dividend Reinvestment Plan Share Acquisitions
Described below are the details of the number of Shares acquired by PDMRs through the reinvestment of the final dividend in respect of the year ended 31 December 2024 paid by the Group on 20 May 2025.

Name	Shares
Kate Cheetham	1,051
Stephen Shelley	2,040
Jasjyot Singh	44,903
John Winter	26,559

Disposal of Shares
Joanna Harris, a PDMR, sold 400,000 Shares on 23 May 2025 at a price of 78.62 pence per Share. Following that sale of Shares, Joanna Harris remains on track to comply with the Group's shareholding policy requirements.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com

+44 (0) 20 7356 1571 +44 (0) 7788 352 487
The following notifications, made pursuant to Article 19(3) of the UK Market Abuse Regulation, provide further details of the above transactions.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kate Cheetham
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Company Secretary
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2024 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.777145	1,051

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-05-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2024 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.777145	2,040

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-05-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jasjyot Singh
2	Reason for the notification
a)	Position/status	CEO Consumer Lending
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2024 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.777145	87

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-05-20
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2024 on Shares held in Global Nominee Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.7858	44,816

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-05-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Winter
2	Reason for the notification
a)	Position/status	CEO Corporate & Institutional Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2024 on Shares held in Global Nominee Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.7858	26,559

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-05-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Joanna Harris
2	Reason for the notification
a)	Position/status	CEO Mass Affluent
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.786200	400,000

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-05-23
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 23 May 2025